Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated March 18, 2014 to Prospectus dated January 27, 2012

Registration No. 333-179213

DOMINION RESOURCES, INC.

FINAL TERM SHEET

March 18, 2014

2014 Series A 1.25% Senior Notes due 2017

Issuer:	Dominion Resources, Inc.

Principal Amount:	$400,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/BBB+ (stable outlook)/BBB+ (stable outlook)

Trade Date:	March 18, 2014

Settlement Date (T+4)**:	March 24, 2014

Final Maturity Date:	March 15, 2017

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2014

Optional Redemption:	Make Whole Call at T+10 bps

Treasury Benchmark:	0.750% due March 15, 2017

Benchmark Yield:	0.755%

Spread to Benchmark:	+53 bps

Reoffer Yield:	1.285%

Coupon:	1.25%

Price to Public:	99.898%

Proceeds to the Company Before Expenses:	99.548%

CUSIP/ISIN:	25746UBW8/US25746UBW80

Joint Book-Running Managers:	RBC Capital Markets, LLC and RBS Securities Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated March 18, 2014, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

RBC Capital Markets, LLC	1-866-375-6829 (toll free)
RBS Securities Inc.	1-866-884-2071 (toll free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.